Kristin M. Gemski Vice President, Corporate Counsel
751 Broad Street Newark, NJ 07102-3777 Tel 203-402-3176 kristin.gemski@prudential.com

September 12, 2017

Sonny Oh, Esq.
Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Prudential Annuities Life Assurance Corporation, Pruco Life Insurance Company,
and Pruco Life Insurance Company of New Jersey (“Registrants”)
Registration Statements on Form S-3

Dear Messrs. Oh and Manion:

This letter is in response to comments received from the Staff of the Division of Investment Management on September 1, 2017, and also as a result of further discussions with the staff of the Division of Investment Management on September 8, 2017, with respect to the Registration Statements on Form S-3 filed by the above-referenced Registrants.

Upon satisfaction of our revisions and/or further comment, we plan to file Pre-Effective Amendment No. 1 for each Registration Statement that will include the facing sheet, Part IIs and with consents of our independent auditor and a letter requesting acceleration of the effective date.

The Staff’s comments and our proposed responses are below.

1.	Comment:
Facing Sheets: Please prominently include specific reference to the incorporation of financial information through 12/31/16 for all registration statements.

Response: We will revise the paragraph stating that separate account financials are not included by adding the following: “[The issuing company] incorporates by reference its annual report for the year ending 12/31/16 on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of Exchange Act and all documents subsequently filed by [issuing company] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.” This paragraph will be moved up on the facing sheet to make it more prominent.

2.	Comment:

Facing Sheets: Please make the statement that the separate account financials are not included in the filing more prominent.

Response: We will move this statement up on the facing sheet to make it more prominent.

3.	Comment:
Please add language indicating where the annual report can be obtained.
Response: Each filing contains the following language (the only difference between filings being the name and address of the Registrant), which we believe satisfies this comment:
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Prudential Annuities Life Assurance Corporation, One Corporate Drive, Shelton, CT 06484 or by calling 888-PRU-2888. We file periodic reports as required under the Securities Exchange Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

4.	Comment:
Facing Sheets: Please include the language required by Rule 429.
Response: We will include the following language in the facing sheet for each filing: “This registration statement shall act, upon effectiveness, as a post-effective amendment to the registration statement previously filed as [previous Commission file number].”

5.	Comment:
Facing Sheets: The “Proposed maximum aggregate offering price” in the “Calculation of Registration Fee” table should not include amounts attributable to units that are being carried forward from a previous registration statement.
Response: We will include only amounts attributable to units that are being newly registered in the “Proposed maximum aggregate offering price.”

6.	Comment: Confirm that the correct indemnification disclosure is included as required by Items 13, 15 and 17.
Response: We have confirmed the indemnification disclosure by Items 15 and 17 is included. Because we are requesting acceleration of the effective date of the registration statement and including the undertaking required by paragraph (h) of Item 512 or Regulation S-K, we believe the Item 13 disclosure is not required.

7.	Comment: Please explain how the Powers of Attorney are specific to each filing.
Response: We acknowledge the Staff’s comment and, upon review of the Powers of Attorney represent that each Power of Attorney appropriately identifies the issuing company and the specific products to which it applies, “(including certain private label versions of those products.).”

Please call me at (203) 402-3176 if you have any questions.

Very truly yours,

/s/Kristin M. Gemski
Kristin M. Gemski

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